UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                    September                            , 2003
--------------------------------------------------------------------------------


                                Golar LNG Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)



       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F   X          Form 40-F
                           ------                 ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                      No   X
                           ------                  ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Golar LNG Limited (the "Company"), dated August 30, 2003.

                                    Exhibit 1

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
                                    Golar LNG
                                 Interim Report
                                    June 2003


SECOND QUARTER AND SIX MONTHS RESULTS

Golar LNG reports net income of $8.8 million for the three months ended June 30, 2003 and operating income of $15.6 million as compared to $6.1 million and $16.0 million, respectively, for the three months ended June 30, 2002. Operating income includes a charge for depreciation and amortization of $7.0 million and $7.7 million, respectively, for the second quarters of 2003 and 2002. The reduction in the current quarter is due to the amortization of the deferred credit resulting from the lease finance transaction announced last quarter. The amount amortized during the three months ended June 30, 2003 was $0.8 million. Earnings per share for the quarter were $0.16 as compared to $0.11 for the same period in 2002.

The result is after a net (after minority interests) loss of $0.6 million ($2.8 million for the second quarter of 2002) as a result of the movement of the fair value of interest rate swaps. Additionally a foreign exchange gain of $1.0m has been recorded which relates to the translation of the difference between the capital lease obligation recorded on the balance sheet and the cash deposit securing this obligation, both of which are denominated in British Pounds. This is therefore the recognition of an unrealised gain on long-term monetary assets and liabilities. Further foreign exchange translation differences will arise over time as a result of exchange rate movements and their realisation will be dependent upon the movement in interest rates over the 20-year term of the lease.

Operating revenues for the second quarter of 2003 were $30.9 million ($32.1 million for the second quarter of 2002) and average daily time charter equivalents (TCEs) were $59,770. The decline in revenue is mainly as a result of offhire incurred as a result of the scheduled drydocking of one vessel. Two further vessels have drydocked during the third quarter and none are planned for the fourth quarter.

Vessel operating expenses for the second quarter of 2003 were $6.8 million and administration costs were $1.5 million as compared with $7.1 million and $1.5 million, respectively, for the same period in 2002.

Net interest expense for the second quarter of 2003 was $5.4 million, compared to $5.7 million for the same period in 2002. Included within interest expense and interest income is $4.0 million and $3.6 million respectively relating to the lease finance transaction. The $4.0 million expense is interest recorded in respect of the lease obligation and the $3.6 million income arises from the cash deposit securing the obligation.

Other financial items of $0.6 million for the quarter include a loss of $1.1 million associated with the fair valuing of interest rate swaps and the $1.0 million foreign exchange gain on retranslation of the lease deposit and lease obligation as noted above.

For the six months ended June 30, 2003 the Company reports revenues of $63.9 million, (2002 $64.5 million), net income of $18.5 million, (2002 $15.1 million), and earnings per share of $0.33 (2002 $0.27).

Total assets and total liabilities on the balance sheet as at June 30, 2003 have increased as a result of the accounting for the lease finance transaction. On the liability side a lease obligation of $424 million and a deferred credit of $48 million have been recorded and on the asset side there is a restricted cash deposit securing the lease obligation of $441 million (of which $12 million is shown as short-term) in addition to the net cash receipt of approximately $32.5 million.

The weighted average number of shares outstanding as of June 30, 2003 and 2002 and for both quarters then ended was 56,012,000.

FINANCING

As reported last quarter and as noted above, in April 2003, the Company entered into a lease finance arrangement in respect of five of its vessels with a major UK bank. The Board is pleased to announce that on August 27, 2003 the Company entered into a similar transaction in respect of its first newbuilding, which will result in a cash inflow for the Company of approximately $18 million.

As announced on July 29, 2003 the Company has raised $55.2 million, net of all expenses, via a direct equity offering of 5.6 million shares, which is to be used for new projects.

During the quarter $16 million of debt due to a related party was repaid.

As of June 30, 2003, a total of $308.5 million had been invested in the four newbuildings and the Company had debt outstanding directly related to the newbuildings of $154.8 million.

The Company is considering various traditional bank debt and lease finance options for financing its remaining newbuildings.

CORPORATE AND OTHER MATTERS

The Board is pleased to announce that delivery of the Company's first newbuilding, the "Methane Princess" took place on August 29, 2003. The vessel will, until the commencement of the 20-year charter party to BG, be employed on short-term charters. The vessel has already been fixed for its maiden voyage from Ras Laffan to Lake Charles. Golar has the right to deliver the ship under its long-term charter to BG Group from January 1, 2004.

Golar has signed a letter of intent with a Korean shipyard for delivery of one 145,000m3 LNG newbuilding together with an option for a second. The first ship is scheduled to be delivered during the second half of 2005 while the optional ship is for delivery in 2006. Golar is also actively pursuing several other alternative ways to expand the size of the Company. A final decision on the newbuilding project should be expected shortly.

Further progress has been made during the quarter on the development of the floating terminal project in Livorno, Italy. A final decision from the Italian authorities is expected within the next few months. The operator of the planned terminal, Crossgas Energy, has had discussions with several major oil and gas companies interested in buying capacity at the terminal from the planned start up in 2005.

The Marathon led terminal project in Baja, Mexico received a CRE (Mexican Energy Commission) gas storage permit in the second quarter. The project will in addition need land use and environmental permits. The project has also signed a long-term gas purchase agreement with Pertamina. Several other operators are competing to build the first receiving terminal on the Pacific coast. A final decision on the development of the terminal should be expected during 2003.

The Board has, in line with what has previously been communicated to shareholders, defined strategy to develop Golar's position in the LNG chain in order to optimise the value of its shipping assets and capability. The Board is currently evaluating participation in several LNG production and terminal projects. The preferred type of projects are those where Golar can work together with our main customers and or other producers and utility companies in order to jointly develop new LNG facilities. As a part of this strategy Golar will seek to attract personnel resources with a broad background from the LNG industry.

The Board is pleased by the fact that Mr. Charles Peile has accepted the position as head of commercial affairs in Golar. Mr. Peile has substantial LNG experience from his time at Gotaas Larsen as well as from his latest position with LNG Shipping Solutions.

Golar LNG Ltd. Has appointed Kate Blankenship as a Director of the Company. Mrs. Blankenship will fill a vacancy on the Board of Directors created by the resignation of Mr. Shaun Morris and Mr. Timothy Counsell. Mr. Morris and Mr. Counsell are both partners with the law firm Appleby Spurling & Kempe, the Company's former Bermuda counsel. The Board will propose further appointments of Directors at the Company's annual general meeting of shareholders to be held later in the year.

MARKET

The worldwide LNG market continues to show strength driven by strong Asian demand and increased US import facilities. Global LNG trade increased by 8% during the first half of the year as against the same period last year according to a study done by Poten's LNGGAS service. In excess of 70 % of the LNG was consumed by Asian buyers. Present gas prices in the US of around USD5.00/mmbtu makes LNG a very financially attractive energy source. This has spurred a lot of activity for development of new US LNG import projects. Several existing LNG producing facilities are currently going through de-bottle necking projects which are likely to increase the capacity of existing trains, while the US Gas Price is encouraging progress towards the addition of new trains at a number of projects in Europe, Africa and the Middle East.

The market for LNG shipping remains tight. A handful ships are offered in the market for short-term work as a function of construction slippage of projects or the temporary optimisation of trading programs. For long-term business only Golar and Exmar, we believe, have significant open capacity available as an alternative to contracting further newbuildings.

Newbuilding prices have remained flat in the quarter. Strong development in other shipping sectors including containers, tankers and dry cargo have created a good order inflow for the yards which should lead to increased prices as well as a tighter delivery situation.

OUTLOOK

The delivery of Methane Princess will increase the Company's operating revenues for the rest of the year. The delivery of Golar's three uncommitted newbuildings is now expected to take place in January 2004, February 2004 and October 2004. The employment of these three uncommitted newbuildings will to a large extent be influenced by what happens to the Baja and Livorno projects. Shareholders should be prepared for a situation where part of the new capacity will trade in the spot market at least for a limited period. This could ultimately result in more volatile earnings and also increased commercial waiting time. However, Golar has seven ships fixed on long-term charters with total projected secured revenues of about USD1.5 billion. In view of this position the Board feels comfortable with the current employment situation. The combination of strong expansion of LNG production, both already under construction and planned, and the increase in receiving capacity especially in the USA during the next 3 - 5 years, combined with sustained strong gas prices, limited uncommitted shipping capacity and an increasingly tight yard situation, could create significant upside potential for short to medium-term shipping deals.

The results for 2003 before any effects of revaluation of currency swaps and exchange differences are likely to show a year on year improvement from the 2002 results.

The Board is of the opinion that the Company is well positioned and is optimistic about the Company's future.

FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the newbuilding vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers; actions taken by regulatory authorities that may prohibit the access of LNG carriers to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in applicable maintenance or
regulatory   standards  that  could  affect  our   anticipated   dry-docking  or
maintenance and repair costs; failure of shipyards to comply with delivery schedules on a timely bases and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.



August 30, 2003
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Contact: Tor Olav Tr0im:  Director  and Chief  Executive  Officer
         +47 90 68 8267

         Graham Robjohns: Chief Accounting Officer & Group Financial Controller +44 207 517 8600

           GOLAR LNG LIMITED SECOND QUARTER 2003 REPORT (UNAUDITED)


INCOME STATEMENT               2003      2002       2003        2002     2002
(in thousands of $)          Apr-Jun    Apr-Jun  Jan - Jun    Jan-Jun   Jan-Dec
                           unaudited  unaudited  unaudited  unaudited  audited


Operating revenues            30,918     32,132     63,939     64,520   130,611
Vessel operating expenses      6,776      7,052     14,030     13,594    28,061
Administrative expenses        1,528      1,460      2,734      2,708     6,127
Depreciation and
amortisation                   6,972      7,659     14,618     15,682    31,300
Total operating expenses      15,276     16,171     31,382     31,984    65,488
Operating income              15,642     15,961     32,557     32,536    65,123
Interest income                3,790        281      3,897        578     1,073
Interest expense              (9,211)    (5,996)   (14,617)   (12,045)  (23,553)
Other financial items           (592)    (4,981)    (1,789)    (5,908)  (17,887)
Income before taxes and
minority interest              9,629      5,265     20,048     15,161    24,756
Minority interest                756       (855)     1,427        (50)   (2,469)
Taxes                             50         47         82         92        88
Net income                     8,823      6,073     18,539     15,119    27,137

Earnings per share ($)         $0.16      $0.11      $0.33      $0.27     $0.48




BALANCE SHEET                                  2003        2002        2002
(in thousands of $)                           Jun 30      Jun 30      Dec 31
                                            unaudited   unaudited    audited

ASSETS
Short term
Cash and cash equivalents                      50,078      51,613      52,741
Restricted cash and short-term
investments                                    24,846      13,235      12,760
Other current assets                            8,142       5,579       5,240
Amounts due from related parties                   84         231         281
Long term
Restricted cash                               428,829           -           -
Newbuildings                                  308,471     234,216     291,671
Vessel and equipment, net                     612,261     630,313     617,583
Other long term assets                          7,236       6,157       7,659
Total assets                                1,439,947     941,344     987,935

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Current portion of long-term debt              56,210      42,341      48,437
Current indebtedness due to related
parties                                        16,703      16,259      32,703
Other current liabilities                      59,418      31,102      44,764
Amounts due to related parties                    881         870         642
Long term
Long term debt                                586,783     626,181     629,173
Long term capital lease obligations           423,886           -           -
Other long term liabilities                    68,310      16,888      22,731
Minority interest                              13,081      18,188      13,349
Stockholders' equity                          214,675     189,515     196,136
Total liabilities and stockholders'
equity                                      1,439,947     941,344     987,935


           GOLAR LNG LIMITED SECOND QUARTER 2003 REPORT (UNAUDITED)



STATEMENT OF CASH FLOWS                       2003       2002         2003       2002         2002
(in thousands of $)                        Apr-June    Apr-June     Jan-Jan    June-June     Jan-Dec
                                          unaudited   unaudited    unaudited   unaudited     audited
OPERATING ACTIVITIES
Net income                                    8,823       6,073      18,539      15,119       27,137
Adjustments to reconcile net income
to net cash
provided by operating activities:
Depreciation and amortisation                 6,972       7,659      14,618      15,682       31,300
Amortisation of deferred charges                213         138         401         550          972
Income (loss) attributable to
minority interests                              756        (856)      1,427         (50)      (2,469)
Drydocking expenditure                       (4,916)     (1,453)     (5,014)     (1,757)      (1,600)
Change in market value of interest
rate derivatives                              1,058       4,708       1,989       5,210       16,459
Unrealised foreign exchange gain             (1,010)          -      (1,010)          -            -
Change in operating assets and
liabilities                                     328        (250)      3,668      (2,627         (583)
Net cash provided by operating
activities                                   12,224      16,019      34,618      32,127       71,216

INVESTING ACTIVITIES
Additions to newbuildings                    (5,173)    (51,223)    (16,800)   (101,360)    (158,815)
Additions to vessels and equipment           (3,102)     (1,210)     (5,050)     (2,866)      (5,912)
Long-term restricted cash                  (403,232)          -    (403,232)          -            -
Short-term restricted cash and
investments                                  (4,993)      7,161     (11,374)        928        1,403
Net cash used in investing activities      (416,500)    (45,272)   (436,456)   (103,298)    (163,324)

FINANCING ACTIVITIES
Proceeds from long-term debt                326,501      32,546     328,764     131,902      194,335
Proceeds from long-term debt due to
related parties                                   -      16,259           -      16,259       16,259
Proceeds from long-term capital             452,580           -     452,580           -            -
lease obligation
Repayments of long-term debt               (355,882)    (12,912)   (363,382)    (20,412)     (41,054)
Repayments of long-term debt due to         (16,000)          -     (16,000)    (52,575)     (68,834)
related parties
Financing costs paid                           (504)     (1,126)     (1,092)     (2,376)      (3,424)
Dividends paid to minority                   (1,695)     (7,583)     (1,695)     (7,583)     (10,002)
shareholders
Net cash  provided by financing
activities                                  405,000      27,184     399,175      65,215       87,280

Net increase  (decrease)  in cash and
cash equivalents                                724      (2,069)     (2,663)     (5,956)      (4,828)
Cash   and   cash    equivalents   at
beginning of period                          49,354      53,682      52,741      57,569       57,569
Cash and cash equivalents at end of
period                                       50,078      51,613      50,078      51,613       52,741


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                Golar LNG Limited
                                                -----------------
                                                  (Registrant)




Date  September 3, 2003                 By   /s/ Graham Robjohns
      -----------------                      -------------------
                                                 Graham Robjohns
                                           Chief Accounting Officer &
                                           Group Financial Controller




03849.0004 #426189